Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund March 2015 Update
April 23, 2015

Supplement dated April 23, 2015 to Prospectus dated May 08, 2014
Class	March ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.4%	2.9%	$15.8M	$1,284.06
B	0.3%	2.8%	$161.7M	$1,067.64
Legacy 1	0.5%	3.4%	$2.7M	$967.08
Legacy 2	0.5%	3.4%	$0.9M	$951.15
Global 1	0.6%	3.6%	$15.7M	$945.83
Global 2	0.5%	3.5%	$6.0M	$930.24
Global 3	0.4%	3.1%	$92.1M	$837.74
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S dollar rallied against global counterparts after the release of bullish economic data and comments from Federal Reserve Chair Yellen indicating the U.S. would increase interest rates sooner than its international counterparts.  The euro fell in response to the onset of the European Central Bank's (ECB) quantitative easing initiatives.  In the U.K., the British pound fell in reaction to disappointing economic indicators, political uncertainty ahead of the U.K. elections, and the Bank of England’s decision to keep interest rates unchanged.

Energy:  Crude oil prices fell in anticipation that an agreement over Iran’s nuclear program could lead to the removal of sanctions and to an increase in global supplies.  Natural gas prices moved lower as warm weather in the U.S. decreased demand and the U.S. government reported large increases in supplies.

Equities:  U.S. equity markets fell amidst concerns over potential interest rate hikes and expectations for weak first quarter earnings.  European equity markets moved higher, led by Germany’s Dax Index which rose in anticipation the ECB’s new quantitative easing measures would fuel growth in the Eurozone.  In Japan, strong corporate earnings drove the Nikkei 225 Index higher.

Fixed Income:  U.S. Treasury markets moved higher as weak U.S. economic data and the Federal Reserve's comments fueled speculation an interest rate hike was not imminent.  Increased demand for safe-haven assets amidst geopolitical turmoil in the Middle East and equity market declines also played a role in driving fixed-income prices higher.

Grains/Foods:  Corn and wheat markets fell after the U.S. Department of Agriculture forecasted larger-than-expected plantings and increased supplies for this spring.  Coffee and sugar prices moved lower as weather conditions in Brazil improved and the strength of the Brazilian real weakened.

Metals:  Gold markets rallied as strength in the U.S. dollar reduced demand for assets used to hedge the dollar.  Copper markets moved higher when protests halted production at one of the world’s largest copper mines and spurred concerns about future supplies.  Strength in the copper markets was slightly offset by declines which were caused by worse-than expected U.S. and Chinese manufacturing data.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended March 31, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$11,956,223	$21,692,235
Change In Unrealized Income (Loss)	-8,221,608	-4,873,112
Brokerage Commission	-145,737	-355,427
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-224,029	-776,692
Change in Accrued Commission	-9,294	-16,199
Net Trading Income (Loss)	3,355,555	15,670,805

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$96,330	$243,665
Interest, Other	30,389	106,068
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	3,482,274	16,020,538

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	945,183	2,854,760
Operating Expenses	63,176	191,386
Organization and Offering Expenses	73,143	221,638
Brokerage Expenses	1,305,086	3,958,848
Dividend Expenses	0	0
Total Expenses	2,386,588	7,226,632

Net Income (Loss)	$1,095,686	$8,793,906

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$299,141,045	$298,529,189
Additions	401,000	650,653
Net Income (Loss)	1,095,686	8,793,906
Redemptions	-5,689,611	-13,025,628
Balance at March 31, 2015	$294,948,120	$294,948,120

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,284.055	12,342.06536	$15,847,891	0.36%	2.92%
B	$1,067.639	151,468.55498	$161,713,697	0.31%	2.77%
Legacy 1	$967.078	2,780.65371	$2,689,109	0.52%	3.41%
Legacy 2	$951.148	941.64640	$895,645	0.50%	3.36%
Global 1	$945.830	16,623.93993	$15,723,419	0.56%	3.57%
Global 2	$930.244	6,416.58619	$5,968,988	0.55%	3.51%
Global 3	$837.738	109,950.12959	$92,109,369	0.42%	3.11%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership